AB 3/23/06

06006035

SEC[...]IISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47717

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seligman Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Ave.
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katherine Shetler (212) 850-1672
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAR 01 2006
WASH. D.C. 185 SECTION

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Katherine Shetler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seligman Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

Notary Public

JANICE CARTER
Notary Public, State of New York
No. 31-4944648
Qualified in New York County
Certificate Filed in Kings County
Commission Expires November 28, 2006

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Supplemental Accountants' Report as per 17a-5.
X (p) Statement of Exemption from Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seligman Services, Inc.

(A wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)
Statement of Financial Condition
December 31, 2005

SEC. I.D: No. 8-47717
This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
Seligman Services, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Seligman Services, Inc. (the "Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the notes to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 24, 2006

SELIGMAN SERVICES, INC.
(a wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

(Dollars in thousands)

ASSETS

Cash and cash equivalents	$ 615
Distribution and service fees receivable	354
Receivable from affiliates	31
Other assets	41
TOTAL ASSETS	$ 1,041

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 35
Payable to affiliates	26
Total Liabilities	61
Stockholder's equity	980
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,041

The accompanying notes are an integral part of the Statement of Financial Condition.

SELIGMAN SERVICES, INC.
(a wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

Note 1 - Organization and Summary of Significant Accounting Policies:

Seligman Services, Inc. (the "Company") is a wholly-owned subsidiary of J. & W. Seligman & Co. Incorporated ("Seligman").

The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, and a member of the National Association of Securities Dealers, Inc. The Company is also registered as a broker-dealer in all of the states, territories and possessions of the United States.

The Company's business is to respond to inquiries from shareholders with respect to the investment companies managed by Seligman ("Investment Companies"), to sell (acting as agent) shares of the Investment Companies and, in connection therewith, to provide shareholder liaison services to such shareholders.

The Company's cash and cash equivalents consist of shares of Seligman Cash Management Fund, Inc. (the "Cash Management Fund").

Furniture, equipment and fixtures are depreciated using an accelerated method.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition approximates their carrying value, as such financial instruments are short term in nature.

As more fully disclosed in footnote 2, the Company has various agreements with affiliated entities relating to reimbursements for distribution services, marketing, and related costs. The accompanying financial statements may not be indicative of the financial condition for the results of operations if the Company had been operated as an unaffiliated entity.

Note 2 - Related Party Transactions:

The Company has a Sales Agreement and a related Administration, Shareholder Services and Distribution Agreement with an affiliate, Seligman Advisors, Inc. ("SAI"), the exclusive distributor for the Investment Companies. Pursuant to this Sales Agreement, SAI pays the Company commissions for selling shares of the Investment Companies. Furthermore, the Investment Companies pay the service fees to SAI which are then paid to the Company for providing personal service and/or maintenance of shareholder accounts and distribution fees in connection with the distribution of Investment Company shares.

Because SAI incurs the vast majority of marketing and related costs to promote the sale of Investment Company shares, the Company pays to SAI its monthly net income.

Cash equivalents consists of 614,985 shares of the Cash Management Fund having a net asset value of $1.00 per share.

Payable to affiliates represents expenses paid by Seligman on the Companies behalf. Receivable from affiliates represents reimbursement from SAI for overpayment of distribution services.

Certain directors and/or officers of the Company are also directors and/or officers of Seligman, SAI and the Investment Companies.

Note 3 - Employee Benefit Plans:

All employees of the Company are included in Seligman's defined contribution plan (the "Plan"). Under one feature of the Plan, Seligman, at its option, may contribute up to 15 percent of employees' base compensation, which is fully vested to the employees. Under a second feature of the Plan, Seligman matches contributions made by participating employees up to 3 percent of their salaries. Eligible participants become vested in Seligman's contributions 33 1/3 percent after one year, 66 2/3 percent after two years and 100 percent after three years. Participants invest all contributions not taken in cash in funds, which invest solely in the Investment Companies.

Note 4 – Income Taxes:

Seligman has elected to treat the Company as a qualified subchapter S subsidiary. The Company is included in the federal and state S Corporation income tax returns and the combined local income tax return of Seligman. No federal tax provision is required as the taxes are borne by Seligman's stockholders. The Company computes its income tax provision on a separate company basis in accordance with a tax sharing arrangement with Seligman. At December 31, 2005, the Company has an income tax payable of $600 due to Seligman in the accompanying Statement of Financial Condition.

Note 5 – Commitment and Contingencies:

The Company is subject to legal actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation matters should not have any material adverse effect on the Company's financial position.

In the normal course of business the Company may enter into other legal contracts that contain a variety of representations and warranties that provide general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect these indemnifications will have a material adverse effect on the Company's financial position or results of operations.

Note 6 - Net Capital Requirement:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $543,568 which exceeded the minimum required net capital of $5,000 by $538,568, and the ratio of aggregate indebtedness to net capital was approximately .11 to 1.